FOIA CONFIDENTIAL TREATMENT REQUEST

Innovative Eyewear, Inc. respectfully requests that the bracketed and highlighted information contained in this response be treated as confidential information and that the Commission provide timely notice to Innovative Eyewear, Inc., Attn: Konrad Dabrowski at kdabrowski@tekcapital.com before it permits any disclosure of the bracketed and highlighted information in this response.

January 3, 2022

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alan Campbell

Re:	Innovative Eyewear, Inc. Registration Statement on Form S-1 Filed December 13, 2021 File No. 333-261616

Ladies and Gentlemen:

On behalf of Innovative Eyewear, Inc. (“Innovative” or the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 9 contained in the letter, dated November 18, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on October 19, 2021 (the “Draft Registration Statement”). Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-261616), which was publicly filed by the Company on December 13, 2021 (the “Registration Statement”).

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determinations of the fair value of the shares of common stock underlying its material equity awards and the reasons for the differences between the recent valuations of the Company’s shares of common stock leading up to the Company’s initial public offering (“IPO”) and the estimated offering price of the Company’s shares of common stock in the IPO.

Estimated Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of [XXX] to [XXX] per share (the “Estimated Price Range”) for the IPO of the Company’s common stock, resulting in a midpoint of the Price Range of [XXX] per share (the “Midpoint Price”). The Estimated Price Range has been based on a number of factors, including the progress of the Company’s product development, sales channels, retail store onboarding in Q4 2021, current marketing conditions and input received from the Underwriters’ representative.

The Estimated Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Estimated Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among the Company and the Underwriters’ representative. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company, and recent market conditions. Prior to December 2, 2021, the Underwriters’ representative had not provided the Company with a specific estimated price range.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative Estimated Price Range will not be subject to significant change.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees and directors. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options.

As one of the inputs to the Black-Scholes calculation, the Company’s board of directors (the “Board”), with input from management, determined the current stock price of the Company’s common stock based on the most recent price paid by a variety of independent investors through Regulation Crowdfund (“REG CF”) securities offerings undertaken by the Company during 2020 and 2021:

Valuation Date	Price of common stock sold during REG CF offering	Current Stock Price
June 2020 – April 2021	$1.00	$1.00
May 2021 - September 2021	$3.56	$3.56
October 2021 -	N/A	[XXX]

For most of the time during which stock option awards were granted by the Company in 2020 and 2021, the Company had been raising funds from investors under Regulation CF campaigns, with a significant number of transactions from both accredited and non-accredited investors.

The pre-money valuation price per share was agreed upon each time with the crowdfund platform, who has great deal of experience in setting the proper pre-money valuations for companies that list on their platforms based on an assessment of the Company’s business progress.

The Company’s first REG CF fundraise was launched in June 2020 and completed in April 2021 at $1.00 per share (with 4,125 investments), which valuation was used to set the current stock price for option grants made during the same period.

In May 2021, the Company hired two eyewear industry veterans with decades of experience in eyewear and wearable product placements across optical and non-optical retail stores. Following their onboarding, both sales directors prepared a comprehensive sales strategy for distribution of Lucyd eyewear, inclusive of significant number of retail channels: independent optical stores, optical chains, sporting good stores and big box retailers. Furthermore, the Company commenced first steps towards international distribution of its product. The Company’s management and Board of Directors considered this approach to be game changing in addressable market for the Company’s product, considering the degree of experience of the sales directors who helped prepare it.

In May 2021, the Company discussed the potential for an additional crowdfund with StartEngine. The crowdfunding platform suggested launch of a second offering at an increased valuation given the considerable business progress, including, in addition to the above considerations, launch of the Company’s flagship, much improved product, Lucyd Lyte® in 2021. In discussions, the pre-money valuation of $20m was agreed upon resulting in a price per share of $3.56.

The second REG-CF fundraise was launched in July 2021 and completed on September 24, 2021 at $3.56 per share (with 309 investments), which valuation was used to set the current stock price for option grants made during the same period.

Following stock option grants and equity issuances were made during 2020 and 2021:

Grant/Issuance Dates	Type	Shares Covered by Options or Issued	Share Options Exercise Price (current stock value)	Price of common stock sold during REG CF at the time of the grant
04/01/2020	Stock option award	375,000	$1.00	N/A*
10/05/2020	Stock option award	270,000	$1.00	$1.00
04/12/2021 – 04/15/2021	Stock option award	240,000	$1.00	$1.00
05/01/2021 – 05/05/2021	Stock option award	800,000	$3.56	N/A**
07/21/2021 – 09/01/2021	Stock option award	611,500	$3.56	$3.56
09/30/2021	Stock option award	36,000	$5.00	N/A***

* The first crowdfunding campaign at $1.00 did not commence until June 2020. For the April 2020 grants made 2 months earlier, the $1.00 exercise price was no less than fair market value.

** Although the second crowdfunding campaign at $3.56 did not commence until July 2021, the pricing discussion was held with the crowdfunding platform discussing $3.56 per share in May 2021, and such this price was used as the current value of common stock for stock options granted in May and June 2021.

*** Following the completion of the second REG CF offering and stock option grant on September 1, 2021 at $3.56 per share, material business progress discussed below was accomplished by the Company. As such, the exercise price of the stock option grant made on September 30, 2021 was increased compared to previous grants, from $3.56 to $5.00. We note that the $5.00 exercise price used in the most recent grant falls in the Estimated Price Range of [XXX] discussed with the Underwriters’ representative.

Additionally, the Company sold 1,000 shares at $1.00 on June 26, 2021. The Company notes that while the payment for the share purchase was processed in June 2021, the purchase itself was agreed earlier in the year. As such, $1.00 per share price was used, derived from the most recent crowdfund offering at the time of the initial agreement.

The Company believes the difference between the September 1, 2021 grant price of $3.56, the September 30, 2021 grant price of $5.00, and the Estimated Price Range of [XXX] per share is the result of the following factors and developments with respect to the Company’s business that occurred subsequent to the September 1, 2021 grant:

[XXX]

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the stock price at which it most recently granted stock options ($5.00 for September 30, 2021 grants and $3.56 for earlier grants), the latest valuation (REG CF valuation of $3.56) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

*****

Please contact me at (212) 370-1300 with any questions or further comments regarding the information contained herein.

Sincerely,

/s/ Sarah Williams
Sarah Williams
Ellenoff Grossman & Schole LLP

cc:	Harrison Gross, Innovative Eyewear, Inc.

Konrad Dabrowski, Innovative Eyewear, Inc.

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